

February 20, 2014

Via E-mail
Scott Gallagher
Chief Executive Officer
TheDirectory.com, Inc.
15100 Hutchison Rd., Suite 125
Tampa, Florida

> **Re: Elysium Internet, Inc. (now known as TheDirectory.com, Inc.)**
> **Registration Statement on Form 10-12G**
> **Filed January 27, 2014**
> **File No. 000-31431**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Jumpstart Our Business Startups Act, page 1

2.   Because TheDirectory.com had the first sale of its common equity prior to December 8, 2011, you do not appear eligible to qualify as an Emerging Growth Company under the JOBS Act. Please revise to remove all references to your being considered an Emerging Growth Company under the JOBS Act.

Item 1. Business, page 1

3.   Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company.

Industry Overview, page 2

4.   Provide us with copies of any reports and industry analysis that you cite or upon which you rely. In this regard we note your reference on page 2 to a report by BIA/Kelsey concerning online advertising revenue statistics. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

Item 1A. Risk Factors, page 7

5.   Please revise to remove the introductory language referring to "investing in [y]our common stock," insofar as you are not selling common stock under this Form 10 registration statement.

Item 2. Financial Information

Management's Discussion and Analysis or Financial Condition and Results of Operation

Results of Operations, page 16

6.   Your discussion regarding results of operations should not merely state that the increase in revenue, general and administrative ("G&A") expenses and net income is due to acquisition of Hyper-Local(TM) City Guide Network. Please quantify the contribution of the recent acquisition to revenue, G&A expenses and net income to the extent possible, and address the increase or decrease in underlying revenue of the pre-existing local listing business. In addition, you should also address the material variances of significant components in G&A expenses. For example, we note that your advertising costs increased significantly from FY 2012 and such expense was included in G&A expenses. Therefore, you should discuss the underlying reason for changes in advertising costs and how that impacted the total G&A expenses.

7.   Please discuss and quantify the factors that are attributable to the change in cost of revenue. Your analysis should also include changes in significant components that caused costs of revenue to materially vary from period to period and the underlying reasons for those changes.

Liquidity and Capital Resources, page 17

8.   Please revise to briefly describe the material terms of your credit financing facility with TCA Global Credit Master Fund, including covenants relating to additional borrowings.

Item 13. Financial Statements and Supplementary Data

Balance Sheets, page F-2

9.   Please disclose in the footnotes to your financial statements the details of the notes payable to individuals and the notes payable to related parties, including the terms, repayment due dates, and purpose of the loans.

10.   Please reconcile for us the cash flows related to the commercial line of credit and notes payable to the reported cash flows from investing activities and from financing activities and revise your statement of cash flows, as necessary. In this regard, we note in footnotes 9 and 10 that of the initial draw on the line of credit of $1.3 million you received approximately $1.1 million, of which $1 million was spent in the purchase of Hyper-Local City Guide Network.

Note 1 – Background and Summary of Significant Accoutning Policies

Selling and Marketing Expenses, page F-6

11.   With a view towards clarifying disclosure, please tell us the line-item in the Statements of Operations where you have reported Selling and Marketing Expenses and quantify the amount of such expenses incurred in FY 2013.

Note 1 – Background and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

12.   You indicated on page 4 that you provide business listing services primarily based on monthly subscriptions. Please describe within your revenue recognition policy footnote the terms of the subscription agreements and the timing of when revenue is recognized. Also, tell us if you receive any upfront payments in connection with your initial building of the detailed business profile for newly acquired subscribers and if so, disclose your recognition policy for this revenue and advise us.

13.   We note that you allow subscribers to access performance reports that show the amount of Internet traffic to their websites etc. Please indicate whether you charge a fee for this service and if so, please disclose the related revenue recognition policy.

14.   We note that you design, develop and deploy custom-built search engine optimized business websites. Please disclose your revenue recognition policy for these services. Also, tell us if you have multiple element arrangements with customers. If so, please disclose how you account for these arrangements pursuant to ASC 605-25-25.

15.   We note that you had sales "*generated from third-party advertisers and recognized in the month the revenue is generated.*" Please explain, in detail, the arrangements you have with the third party advertisers including the terms of your agreements that form the basis for your revenue recognition. Please also explain to us how your revenue recognition policy complies with ASC 605.

Note 6– Intangible Assets, page F-9

16.   Please explain to us your basis for capitalizing and amortizing the financing fee of $417,100 as an intangible asset. We refer you to ASC 805-10-25-23. In addition, we note that the fee was paid in cash of $87,400 and by issuing stock of $200,000. Please tell us the form of payment for the remaining balance.

17.   Please specify the nature and type of assets included in the intellectual property.

Note 8- Contracts, page F-10

18.   We note that you recorded the domain name "BusinessList.com" as an intangible asset. Please tell us

- the value of the domain name recorded;
- how you determined the value of the domain name; and
- the basis of your determination that the asset has an indefinite life.

Note 9- Asset Acquisition, page F-10

19.   Please expand your disclosure to fully describe your accounting for the acquisition of Hyper-Local (TM) City Guide Network, pursuant to ASC 805-10 and ASC 805-20. Also, please tell us the specific assumptions and estimates used to determine the fair value of the acquired intangible assets.

20.   With respect to the acquisition mentioned above, please provide us your analysis of why financial statements of Hyper-Local (TM) City Guide Network and the related pro forma financial information were not required pursuant to Rule 8-04 and Article 11 of Regulation S-X, respectively.

Item 15. Financial Statements and Exhibits, page 25

21.   We have reviewed your exhibit list, and it appears that none of your exhibits were filed with this submission as indicated in the filing. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Amy Trombly, Esq.